

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

April 6, 2011

<u>**Via U.S. Mail and Fax**</u>
Gregory T. Kaiser
Chief Financial Officer
Lighting Science Group Corp.
1227 South Patrick Drive
Building 2A
Satellite Beach, FL 32937

**Re: Lighting Science Group Corp.
           Item 4.01 Form 8-K
           Filed   March 22, 2011
           File No.   000-20354**

Dear Mr. Kaiser:

    We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director